Mail Stop 3561

August 8, 2008

<u>Via Facsimile and U.S. Mail</u>

Ms. Karla Lewis
  Chief Financial Officer
RELIANCE STEEL & ALUMINUM CO.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

      Re: **Reliance Steel & Aluminum Co.**
              Form 10-K for the year ended December 31, 2007
              File No. 1-13122

Dear Ms. Lewis:

      We have completed our review of your Form 10-K and have no further comments at this time.

                          Sincerely,

                          David R. Humphrey
                          Branch Chief